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SE E COMMISSION

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03013724

REPORT

FORM X-17A-5

PART III

SEC FILE NUMBER
8- 49995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ROGAN, ROSENBERG & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

200 9TH AVENUE NORTH
(No. and Street)

SAFETY HARBOR (City) FLORIDA (State) 34695 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J. BOVA 813-870-3055
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT J. BOVA, PA
(Name — if individual, state last, first, middle name)

4035 W. KENNEDY BLVD. (Address) TAMPA (City) FLORIDA (State) 33609 (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH. D.C. 155 SECTION

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, MICHAEL ROGAN / ALAN ROSENBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROGAN, ROSENBERG & ASSOCIATES, INC., as of DECEMBER 31, XX2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CASSANDRA MOLL
Notary Public, State of Florida
My comm. expires June 21, 2003
Comm. No. CC848166
I.D. 876002
Bonded thru Service Insurance Company, Inc.

Cassandra Moll
Notary Public

Alan L. Rosenberg
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. SEE NOTES TO FINANCIAL STATEMENTS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT J. BOVA, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526
Tampa, Florida 33622

To the Board of Directors
Rogan, Rosenberg & Associates, Inc.
Safety Harbor, Florida

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Rogan, Rosenberg & Associates, Inc. as of December 31, 2002 and the related statements of income and expense, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

This report is intended solely for the use of management, the U.S. Securities and Exchange Commission, the National Association of Security Dealers and certain State Securities and Exchange agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

In our opinion, subject to the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Rogan, Rosenberg & Associates, Inc. at December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Robert J. Bova, PA

February 7, 2003
Tampa, Florida

ROGAN, ROSENBERG & ASSOCIATES, INC.

BALANCE SHEET - DECEMBER 31, 2002

ALLOWABLE ASSETS		
Cash		$ 28,469
Accounts receivable - trade	$ 9,500	
Accounts receivable - other	4,589	14,089
Total allowable assets		42,558
NON-ALLOWABLE ASSETS		
Accounts receivable - non-trade	$24,701	
Other assets	32,931	57,632
TOTAL		$100,190
AGGREGATE INDEBTEDNESS LIABILITIES		
Accounts payable & accrued expenses		$ 21,626
STOCKHOLDERS' EQUITY		
Capital stock - common	$ 150	
Paid-in capital	30,985	
Retained earnings	47,429	78,564
TOTAL		$100,190

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ROGAN, ROSENBERG & ASSOCIATES, INC.

STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Commissions	$437,667
Other income	34,970
Total revenue	472,637
OPERATING EXPENSES:	
Commissions & payroll	190,402
Regulatory fees	1,267
Communications	10,327
Professional fees	9,498
Rent	33,479
Other expenses	200,161
Total operating expenses	445,134
NET INCOME	$ 27,503

Note: No income tax has been recorded hereon due to tax alternatives render any tax liability immaterial.

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ROGAN, ROSENBERG & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

STOCKHOLDERS' EQUITY, DECEMBER 31, 2001	$ 53,199
Net income - year ended 12-31-02	27,503
Prior year tax adjustment	(2,138)
STOCKHOLDERS' EQUITY, DECEMBER 31, 2002	$ 78,564

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ROGAN, ROSENBERG & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING:	
Commissions and other operating income	$ 481,223
Operating expenses and costs	448,679
Cash from operations	$ 32,544
Increase in cash	$ 32,544
CASH BALANCE, DECEMBER 31, 2001	(4,075)
CASH BALANCE, DECEMBER 31, 2002	$ 28,469

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ROGAN, ROSENBERG & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

TOTAL OWNERSHIP EQUITY	$78,564
Less - Non-allowable assets	57,632
NET CAPITAL	$20,932

NOTE: The net capital presented hereon concurs with the year-end Company prepared Focus Report (Part IIA) net capital.

ROGAN, ROSENBERG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

1) BASIS OF ACCOUNTING

The Company's policy is to prepare financial statements on the basis of generally accepted accounting principles. This basis of accounting involves the application of accrual accounting, consequently revenues and gains are recognized when earned and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and they therefor do not necessarily represent current values.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

All transactions are recorded on a trade date as prescribed by generally accepted accounting principles, the SEC and NASD.

3) TRADE RECEIVABLES AND DEPOSIT

These represent amounts due from Fiserv Correspondent Services, Inc. applicable to commissions. Fiserv Correspondent Services, Inc. is the Company's clearing facility.

4) REGULATORY MATTERS

In accordance with (g) and (j) of Rule 17a5, all material issues of the Company's accounting system were noted during our audit, and there were no material inadequacies, at December 31, 2002, in the Company accounting system or in procedures regarding computations, counts, verifications or recordations under Rule 17a5 (g); however, due to limited Company personnal and the segregation of duties thereabout, additional audit procedures were necessary to assure that the flow of cash transactions were adequate.

5) CONTINGENCIES

There were no material contingent assets or liabilities brought to our attention during the course of our audit at December 31, 2002 or for the year then ended, excepting the rental of premises noted in item 6 below.

6) RENTAL - PREMISES

On 10-21-02, the Company moved their operating facilities and entered into a new lease agreement for five years representing an average monthly rate of $3,650.